

HOLD ON
TO YOUR FORK...

The St. Joe Company 2003 Annual Report



WaterSound Beach, pictured here and on the cover, is rapidly emerging as the next great place on Florida's Gulf Coast.

TABLE OF CONTENTS




...THE
BEST IS YET
TO COME.
(IT'S ALL EXPLAINED IN THE LETTER TO SHAREHOLDERS)

A RECORD OF PROGRESS, A FUTURE OF OPPORTUNITY


JOE VS. S&P 500: RELATIVE VALUE 12-31-96 THRU 12-31-03
(Includes reinvestment of dividends and distributions)
JOE
S&P 500
(Relative Value)
300
280
260
240
220
200
180
160
140
120
100
80
Dec. 1997
Dec. 1998
Dec. 1999
Dec. 2000
Dec. 2001
Dec. 2002
Dec. 2003

Data: Bloomberg Information Services.

For The St. Joe Company, 2003 was another remarkable year – continuing the record of progress that started with its transformation to a real estate operating company in 1997.

Building on its strong six-year record, JOE delivered an outstanding performance in 2003 at existing communities like WaterColor and WaterSound Beach, successfully introduced RiverCamps and continued its tax-efficient reinvestment of proceeds from bulk real estate sales into high-quality, income-producing office buildings using tax-deferred exchanges.

Looking back, JOE has kept its commitment to create value for its shareholders. From the start of 1997 through the end of 2003, JOE's value creation strategy has provided a total return of 188 percent compared to the S&P 500's 67 percent.

And JOE has kept its commitment to the citizens of Northwest Florida by helping to improve the region's schools, health care and transportation. JOE has also become one of the state's most significant conservationists, helping to preserve more than 160,000 acres of environmentally special lands for future generations, with more on the way.

We believe JOE has reached an exciting milestone. Significant new projects are expected to begin soon, creating new revenue streams well into the future. Large-scale plans, like the West Bay Area Sector and St. James Island Visioning Area, are being designed with input from local communities. And more than 125,000 additional acres are being evaluated for conservation land.

With its initial promises fulfilled, JOE has earned a reputation for delivering value and quality. What once was a vision is becoming reality, providing outstanding returns for investors while preserving Northwest Florida's unique character and quality of life. And as we look ahead, we firmly believe *the best is yet to come.*

DEAR FELLOW SHAREHOLDERS

At every stage of our children's growth I have said that they have now reached "the perfect age" (with the possible exception of the early diaper stage - Lee Ann, thankfully, did most of that). But I have to say that I REALLY like it now.

Mahala is eleven and Harry is nine. One of the things I like about this age so much is that they have both become storytellers, particularly Harry. Sometimes accurately, sometimes with no particular commitment to the actual facts, but always with zeal, charades and great animation. Harry came home not long ago with a story he could not wait to tell, which I pass on here. It also becomes an obvious, and none too subtle, transition to the central point I want to make about JOE this year.

As the story goes, an older lady was visiting her minister to talk about her funeral. She had all the usual requests about music and readings. But she also had one unusual request: she wanted to be buried with a fork in her right hand. (This was where the charade part of Harry's story kicked in.) The minister wrote down the request, but then politely asked why. She answered, "After the salad course at any really nice dinner party, the hostess says, 'Ladies and gentlemen, please hold on to your forks because the best is yet to come.'

"Well, preacher," she continued, "I want to keep my fork because I believe the best is yet to come!"

I love the story's optimism and the positive view, and I think it clearly applies to JOE. Over the past seven years, JOE has turned in an outstanding performance. I hope that shareholders have enjoyed watching the transformation of this company - and more importantly, I hope that they have profited from it. But to paraphrase the lady with the fork, "If you liked the first seven years, the best is yet to come."

STILL "NO ORDINARY JOE"

I told you in an earlier letter about the brainstorming session several years ago when we developed the phrase "No Ordinary JOE" to describe the company. It immediately had the ring of truth and has stuck, becoming a company catch phrase. Now, years later, it is even more obvious how unique JOE is. There are simply no analogs in American business.



PETER S. RUMMELL
Chairman and CEO – The St. Joe Company

Consider this:

- Florida continues to attract hundreds of new residents each day; experts predict this trend will continue.
- The enormous wealth and purchasing capacity of the Baby Boomer demographic group are still, for the most part, ahead of us in the real estate business - remember the oldest Baby Boomers are only 57 years old.
- JOE's seasoned management team has demonstrated the ability to create high-quality, authentic places - our team has been together now for several years and is "clicking better than ever."

JOE's stock performance since early 1997 has been terrific. Our prudent financial management, stock repurchase program and dividend increases have demonstrated our dedication to total shareholder returns and long-term value creation.

- With entitlements for more than 10,000 residential units in hand, more than 14,000 additional units currently in the approval process and even more to come in the future, JOE is uniquely positioned to meet future demand - Baby Boomer and otherwise.

If you believe that Florida will continue to attract Baby Boomers and that they will seek out high-quality, authentic, coastal communities - things we think are true and reasonably obvious - then there is no better-positioned real estate company in the U.S. JOE has an asset base and a geographic location that are without match.

BUILDING A LEGACY OF VALUE

Given these strong positives, I think some management teams would be tempted to make a series of quick hits - to maximize profits through short-term efforts.

JOE has approached it differently. We have chosen to take a long view because we are convinced that careful and methodical planning and development efforts today will directly impact our ability to create value tomorrow.

TOTAL RETURN: 1-YEAR AND 7-YEAR


188%
91%
84%
67%
59%
7-YEAR (Dec. 31, 1996 thru Dec. 31, 2003)
51%
37%
26%
28%
29%
1-YEAR (Dec. 31, 2002 thru Dec. 31, 2003)
JOE
MS REIT
DJIA
S&P 500
NASDAQ

Data: Bloomberg Information Services.

Our concentrated land holdings also allow us to take a regional view. We believe that quality regional infrastructure, including health care, education, transportation and environmental preservation are absolutely necessary to protect the region's quality of life - and JOE's assets - over time. We believe there is a direct relationship between protecting Northwest Florida's unique character and quality of life and JOE's ability to make a profit. We recognize the responsibility to create value for all of those impacted by what we do, including our shareholders, the people who buy homes in our communities and every person who calls Northwest Florida home.

This sense of responsibility is a core value of our company. We do it because it is the right thing to do and because it adds to the bottom line of the company. There is no conflict between the two. People are attracted to places that emerge from this true, organic, real approach. We believe it to be complementary to the region and a positive addition.

After seven years of planning, thinking, predicting and talking, we take great pride, as well as comfort, in finally having a track record. We have delivered quality places and experiences, and we have developed a reputation for delivering value to shareholders. With a string of critical and financial successes under our belts, we look back with pride - and look forward with optimism.

JOE's stock performance since early 1997 has been terrific. Our prudent financial management, stock repurchase program and dividend increases have demonstrated our dedication to total shareholder returns and long-term value creation. The simplest way to think about the financial success of the company is this: When I arrived in 1997, the market capitalization of the company was $1.98 billion. In the past seven years, we have distributed $1.83 billion to shareholders through buybacks, dividends and a spin-off. Today, the market capitalization of the company has

DEVELOPING NEW PROJECTS AND DEFINING NEW MARKETS



KEVIN M. TWOMEY
President, COO and CFO – The St. Joe Company

increased to over $3.0 billion. We think you should hold on to your forks.

THE EMERGENCE OF NORTHWEST FLORIDA

Those of you who have been shareholders for several years know that, in the past, I have talked about a "tipping point" for Northwest Florida. As I've discussed before, you really only see tipping points through the rear view mirror. They are very difficult to see ahead of you, so only history will tell whether we have really reached that point. But this much I do know: The perceptions of Northwest Florida are changing. There's a buzz about the area that wasn't there three or four years ago. There are people (and companies) now coming to the area looking for opportunities who weren't coming then.

People across the country are becoming more aware of Northwest Florida's distinctive character and personality. Our public relations efforts have helped raise awareness of the region through vehicles such as *Southern Living, Southern Accents, Coastal Living* and *HGTV.* The WaterColor Inn, our high-end 60-room luxury inn, has provided countless others (including many journalists) with a unique experience and a reason to return often.

While the perception of Northwest Florida is changing, our fundamental strategy for creating value - which we put in place very early - has not changed. We have developed and continued to refine a very elaborate process that identifies the highest and best use, from timber production to development, for every single acre. It is an extremely complex and fluid process that allows us to make both large-scale and site-specific decisions and adjustments as we learn more and get smarter as opportunities evolve. Several of our early projects like WaterColor, WaterSound Beach, the early phase at WindMark Beach and SouthWood have all benefited from this process. Today, they are all real, thriving places that have been very successful for us and will spread value for years to come.

A strong pipeline of new projects now moving through the entitlements process include the towns of WindMark Beach, WaterSound, SummerCamp, RiverTown, our new RiverCamps product, our new St. Joe Ranches, and the beginnings of a vision for St. James Island. These are just a few of the exciting new projects on which we are working. Many of them are still in planning and will not produce current revenues for the company in the short term, but represent a solid stream of future revenues for years to come.

THE BEST IS YET TO COME

We are very proud of what we've been able to accomplish in the last seven years, but we are even more excited about the years ahead. JOE is just now hitting full stride, and we believe the best is yet to come.

The transition of large pieces of land from timber to town is a complicated process. It takes time and collaboration with the citizens who live in Northwest Florida and the elected officials

People across the country are becoming more aware of Northwest Florida's distinctive character and personality.

who represent them. It's a process we take very seriously.

During 2004, we will be deeply involved with two communities in public visioning processes for JOE lands in their areas. In Franklin County, we are working with local citizens to develop a long-term vision for St. James Island, an area that includes 24,000 acres of JOE land. We are also participating in public visioning to update the comprehensive plan in Gulf County and to identify opportunities for the former 126-acre paper mill site on the waterfront in the heart of downtown Port St. Joe. These are just some examples of the long-term planning efforts that are careful, thoughtful and inclusive - and very much about the future.

We are committed to maintaining the fabric and feel of this very special part of Florida. All JOE's planning activities unfold within a tapestry of conservation lands, parks and greenbelts that we are setting aside forever with the State of Florida, The Nature Conservancy and other responsible environmental groups. We are permanently protecting many acres for each acre we develop. We are going further by coordinating these conservation efforts and by linking them. Working with these responsible environmental groups and governmental agencies to properly identify, transfer and manage this land, we are protecting the long-term viability of Northwest Florida's most special places.

In addition to our conservation efforts, we're working on regional infrastructure such as the proposed relocation of the airport in Bay County. We've talked about this in the past, and the effort, spearheaded by the local airport authority, is continuing. As of this writing, the land use for a relocated airport has been approved by the Bay County Commission and feasibility work with the FAA is continuing.

I could not be more proud of our track record over the last seven years, but much of that pride comes from knowing what the hard work accomplished during those years will produce in the future. We are creating some wonderful places that are very close to


MORE PEOPLE ARE MOVING TO FLORIDA THAN TO ANY OTHER STATE
Net Migration 1995-2000 - Source: U.S. Census Bureau, 2000.
(In Thousands)
800
600
400
200
0
-200
-400
-600
-800
-1000
607
341
338
316
234
-131
-183
-343
-756
-874
FL
GA
NC
AZ
NV
PA
NJ
IL
CA
NY

becoming reality. We have the advantages of being in Florida, with its great weather and strong economy. The demographics of the nation, as well as Florida, work enormously in our favor. And we think Northwest Florida is evolving and now being recognized as a unique part of this very special state. We are proud to be part of it.

In closing, I would remind you of the lesson of Harry's story. Ladies and gentlemen - *hold on to your forks...the best is yet to come.*

Sincerely,

Peter S. Rummell
Jacksonville, Florida
March 12, 2004

"St. Joe's time has arrived…their engine of growth is just kicking in."

– Sheila McGrath, Advest, Inc., October 30, 2003

Summary of Entitled St. Joe Residential Projects in Florida (December 31, 2003)

Project	Map Location	County	Total Project Acres	Total Project Units*	Units Sold or Under Contract
Artisan Park (Celebration)	40	Osceola	160	616	57
Camp Creek Golf Cottages	7	Walton	10	50	0
Hampton Park	36	Duval	150	158	130
James Island	35	Duval	194	365	359
Palmetto Trace	15	Bay	138	523	192
Pier Park (Residential)	14	Bay	10	125	0
RiverCamps on Crooked Creek (Release One)	13	Bay	95	27	23
SouthWood	31	Leon	3,770	4,770	588
St. Johns Golf & Country Club	37	St. Johns	820	799	519
The Hammocks	19	Bay	143	459	232
Victoria Park	39	Volusia	1,859	4,000+	359
Walton Corners	33	Leon	60	33	0
WaterColor	1	Walton	499	1,140	717
WaterSound Beach	5	Walton	256	499	293
WaveCrest	10	Bay	6	88	0
WindMark Beach	22	Gulf	80	110	100
TOTAL			**8,250**	**13,762+**	**3,569**

*Total project units represent the number of units entitled. The actual number of units to be constructed at full build-out may be lower than the number entitled.

Summary of St. Joe Residential Projects in the Entitlements Process in Florida* (December 31, 2003)

Project	Map Location	County	Total Project Acres	Approximate Units
Cutter Ridge (Tarpon Sound)	26	Franklin	30	90
East Lake Powell	9	Bay	181	360
RiverCamps on Crooked Creek (Future Phases)	13	Bay	1,395	423
RiverTown	38	St. Johns	4,200	4,500
SummerCamp	27	Franklin	782	499
The Pines	4	Walton	62	300
WaterMill (Jones Homestead)	24	Gulf	94	90
WaterSound	8	Walton	1,443	1,060
West Bay Area DSAP	12	Bay	6,789	5,842
WindMark Beach (Future Phase)	21	Gulf	2,000	1,550
TOTAL			**16,976**	**14,714**

*All developments listed have entitlement steps remaining that could affect timing, scale and viability.

Summary of Residential Projects Pipeline (December 31, 2003)

	Total Acres	Total Units
Entitled Residential Projects	8,250	13,762+
Less acres and units sold	(2,234)*	(3,569)
Residential Projects in Entitlements Process	16,976	14,714
TOTAL RESIDENTIAL PROJECTS PIPELINE	**22,992***	**24,907+**

*Estimated

DELIVERING VALUE


INDIVIDUALS BETWEEN AGES 45 AND 60
Source: U.S. Census Bureau, 2000.
(In Millions)
65
60
55
50
45
40
35
30
1963
1973
1983
1993
2003
2013
2023

Record numbers of Baby Boomers are reaching the prime age for buying second or retirement homes.

EXTRAORDINARY DEMAND

JOE's ability to deliver exceptional value to shareholders stems from several unique advantages. It begins with the unprecedented demographic migration, now underway, bringing thousands of Baby Boomers to Florida each month.

As one of Florida's largest private landowners, JOE is well positioned to meet the demand created by Baby Boomers seeking second or retirement homes. JOE owns, and has owned for decades, hundreds of thousands of acres of high-quality, low-basis coastal land, including five miles of white sand beaches and more than 250 miles of other waterfront.

But most important, the company has entitlements in hand for more than 10,000 residential units and has more than 14,000 additional units in the approval process, providing a ready supply of residential product to meet the market demand.

EXTRAORDINARY PLACES

With WaterColor, JOE's management team has demonstrated its ability to create special places. JOE's signature beachfront community has earned national recognition and attracted buyers from across the country.

From the beginning, place-making has been central to JOE's business strategy. People have long demonstrated a willingness to pay a premium to live in places that are authentic, organic and original. With absorptions and appreciation well ahead of initial projections, JOE's experience at WaterColor has validated value creation through place-making.

Other JOE communities are building on the momentum established at WaterColor. WaterSound Beach and WindMark Beach are performing very well, in part because they are unique and authentic places, and in part because of JOE's demonstrated ability to create value at WaterColor.

[illegible] Florida economy, is by Boomers' appetites for second homes, and strong product offerings coupled with near flawless execution." – Paul Puryear, Raymond James & Associates, Inc., October 22, 2003



OKALOOSA
Eglin Air Force Base
WALTON
To De Funiak Springs
Destin
Choctawhatchee Bay
Choctawhatchee River
Grayton Beach State Recreation Area
Eden State Gardens
SeaSide
WASHINGTON
BAY
CALHOUN
GADSDEN
LIBERTY
GULF
LEON
WAKULLA
JEFFERSON
TAYLOR
FRANKLIN
West Bay
Panama City
Panama City Beach
Tyndall Air Force Base
East Bay
Gulf of Mexico
Wewahitchka
Mexico Beach
St. Joseph Bay
St. Joseph Peninsula
St. Vincent National Wildlife Refuge
St. Vincent Island
Apalachicola
Apalachicola Bay
Apalachicola River
St. George Island
Dog Island
Carrabelle
Tates Hell State Forest
Apalachicola National Forest
Ochlockonee River
Sopchoppy
Alligator Point
St. James Island Visioning Area
Piney Island
Apalachee Bay
St. Marks National Wildlife Refuge
Tallahassee
The Tallahassee/St. Marks Historic Railroad Trail
WEST BAY AREA SECTOR PLAN
West Bay Preservation Area
West Bay Area DSAP
Proposed Airport Site
St. Joe Holdings
St. James Island Visioning Area
West Bay Area Sector Plan
Public Ownership
The information shown on this map is believed to be accurate, but is not warranted or guaranteed and is subject to change without notice. Depictions are indicative for planning purposes only and are not to scale.
Dothan
Tallahassee
Jacksonville
Destin
Panama City Beach
Area shown
Orlando
Fort Lauderdale
Miami
Gulf of Mexico

1. WaterColor
2. WaterColor Crossing
3. South Walton Commerce Park
4. The Pines
5. WaterSound Beach
6. Camp Creek Golf Club
7. Camp Creek Golf Cottages
8. WaterSound
9. *East Lake Powell*
10. WaveCrest
11. Beach Commerce Park
12. West Bay Area DSAP
13. RiverCamps on Crooked Creek
14. Pier Park
15. Palmetto Trace
16. *Nautilus Business Park*
17. Beckrich Office Park
18. Highland Commons
19. The Hammocks
20. Cedar Grove Commerce Park
21. WindMark Beach (Future Phase)
22. WindMark Beach
23. *Port St. Joe Commerce Park*
24. WaterMill (Jones Homestead)
25. Apalachicola Commerce Park
26. Cutter Ridge (Tarpon Sound)
27. SummerCamp
28. Hammock Creek Commerce Park
29. Airport Commerce Park
30. *SouthWood Village*
31. SouthWood
32. SouthWood One
33. Walton Corners
34. Corporate Headquarters
35. James Island
36. Hampton Park
37. *St. Johns Golf & Country Club*
38. RiverTown
39. Victoria Park
40. Artisan Park (Celebration)

Area shown: approximately 175 miles west to east

"The St. Joe Community Foundation truly recognizes the fundamental importance of education to a community's health, and its contributions have made possible a classroom grant program that has proved immensely popular to teachers and of great benefit to Bay District Schools."

– Steve Bornhoft, President, Bay Education Foundation, August 2003



...OE creates value through place-making, creating ...aces that are authentic, organic and original.

CREATING A LEGACY OF VALUE


GOAL: MAXIMIZING LAND VALUES
Value Per Acre
Timber
Conservation
St. Joe Land
RiverCamps
Resort and Residential
Retail and Commercial

Left: JOE plans thoughtfully to move land to its highest and best use. Protecting regional quality of life is one key to maximizing values.

EXTRAORDINARY OPPORTUNITY

With more than 300,000 acres, located within ten miles of the Gulf of Mexico and concentrated primarily in Northwest Florida, JOE has an extraordinary opportunity to create value for shareholders while further improving the region's outstanding quality of life.

For example, JOE has worked closely with state and local governments to help improve the region's transportation infrastructure. JOE has joined with the State of Florida and The Nature Conservancy to move some of the region's most environmentally special lands into conservation. And through The St. Joe Community Foundation, the company is investing in projects and programs that reflect the needs, concerns, and values of the people who live and work in the region. Focused on the creation of healthier communities, grants are provided to build civic infrastructure, promote teaching and learning, regional health care, arts and culture, parks and recreation, and community spirit.



Above: Thus far, JOE has permanently protected more than 160,000 acres.

In an ongoing process, JOE works to maximize the company's land values through thoughtful, creative planning. The goal is to move JOE land to its highest and best use, recognizing that some land is best suited for residential development, some for commercial, retail or industrial development – and some land should be moved to conservation forever.

SETTING A NEW STANDARD



Left: WaterColor's world-class Tennis Center joins the BeachClub and BoatHouse as yet another outstanding amenity for residents and visitors.

Below: With its pool, recreation fields, playground and creative programming, Camp WaterColor is an important part of every child's (and parent's) dream vacation.

WaterColor, JOE's signature beachfront community, continues to exceed expectations. Architecture critics, visitors and community residents praise WaterColor's thoughtful design and high-quality amenities.

In 2003, WaterColor matured into one of the region's premier beachfront communities, as reflected by strong demand for WaterColor's homes and homesites. By year's end, more than half of the 231 homesites planned for Phase Three had been sold.

Importantly, pricing for homesites has remained strong even as available inventory has moved back from the beach. With demand for beachfront communities high, and prices and absorptions ahead of schedule, JOE is carefully managing the remaining inventory at WaterColor to maximize values.



"Spectacular is the word I'd like to leave you with... St. Joe really knows how to deliver."

– Richard C. Young's *Intelligence Report*, December 2003



...st minutes from the beach, WaterColor's ...ase three is set on a rare coastal dune lake.

"The building – with its stylized rafter rails, exposed trellises and lime green shutters – isn't just a dreamy castle; it is also a low-key, high-minded refuge along perhaps the best stretch of sandy beaches anywhere."

– Farhad Heydari, describing the WaterColor Inn in "Brushed With Greatness," Delta's *Sky* Magazine, March 2004



Guests at the WaterColor Inn can enjoy extraordinary Gulf views and the region's freshest cuisine at Fish Out Of Water.

CHANGING PERCEPTIONS




WATERCOLOR WORKOUT

Above: WaterColor Workout is a state-of-the-art fitness center available to residents, guests and the broader community.

Above Right: WaterColor's BeachClub is a beautiful place to relax, day or night.

When JOE began development of WaterColor Inn, one goal was to help shift perceptions of the Florida Panhandle. In 2003, WaterColor Inn was honored with membership in *Small Luxury Hotels of the World*, a very exclusive designation. The shift in perception has begun.

The success of the Inn is already evident: Guests are becoming homeowners at WaterColor in increasing numbers after experiencing the WaterColor lifestyle firsthand.

In 2003, the Inn also helped launch a new vacation ownership program. The Private Residence Club at WaterColor, now under construction, will consist of 88 ownership interests in 11 two-bedroom, two-bath, fully furnished, luxury vacation units. Based on strong early sales and high margins, the concept is being considered for other JOE resort communities.

NATURAL BEAUTY



Left: The pool house in The Bridges neighborhood offers unmatched views of the Gulf and a rare coastal dune lake.

Below: The Crossings village offers the rare opportunity to live where the spirit of community is combined with the pleasures of a private waterfront retreat.

Nestled discreetly behind towering dunes along one of the most beautiful beaches in the world, WaterSound Beach draws its inspiration from the natural seaside landscape and the emerald waters of the Gulf of Mexico. This idyllic coastal village is evolving with an ongoing understanding of the importance of preserving the uniqueness of the place – a place where all paths lead to the beach.

Five miles east of WaterColor on the Gulf side of Northwest Florida's Scenic Highway 30-A, WaterSound Beach is a place synonymous with thoughtful planning and unique architecture.

During 2003, WaterSound Beach emerged as the next great opportunity in Northwest Florida. The Crossings' 80 available multifamily units, designed by Graham Gund, sold out at an average price of $1.1 million before construction was completed.



"St. Joe has the potential to create significant value for decades."

– Michael Winer, Third Avenue Management LLC, February 2004



WaterSound Beach is home [illegible] *Southern Accents* 2004 Show House

"RiverCamps are an innovative new real estate product that we believe will drive value creation inland from the coast into the heart of JOE's timberlands."

– Lee Schalop and Karin Ford, Banc of America Securities, January 16, 2004



RiverCamps on Crooked Creek is a place to reconnect with your friends, family and nature.

A FEW HUNDRED FAMILIES SHARING FIFTEEN HUNDRED ACRES



Right: Children of every age can enjoy the outdoors at RiverCamps.

Below: Nearly two-thirds of the acreage at RiverCamps on Crooked Creek will be committed to conservation.





JOE successfully launched RiverCamps in 2003, bringing to market a unique product offering personal retreats in a private preserve. The initial release of 23 homesites at RiverCamps on Crooked Creek was oversubscribed, with 314 buyers from 22 states submitting $7,500 deposits to enter a lottery. Homesites in the first release ranged from $84,000 to $249,000, and averaged $150,000.

Bordered on three sides by water, RiverCamps on Crooked Creek will provide services and a host of activities so families may enjoy the property to the fullest. Fewer than 450 homes are planned for the 1,500-acre settlement.

A second release of homesites is planned for later in 2004. Based on the demand for the RiverCamps product, JOE is moving forward with planning for additional RiverCamps across Northwest Florida.

THE TIMELESSNESS OF OLD FLORIDA



Left: WindMark Beach embraces the spirit of Old Florida with an authentic Northwest Florida architectural style.

Below: Views of St. Joseph Bay provide the perfect backdrop to this family-oriented community.

When JOE began WindMark Beach, a two-hour drive east of WaterColor, it was the first significant master-planned community in Gulf County – an unproven market. But the extraordinary success of WindMark Beach quickly demonstrated the demand for high-quality beachfront communities in this part of Northwest Florida.



With a setting and community architecture that recalls the timelessness of Old Florida, WindMark Beach has seen rapid appreciation in homesite prices. Two years ago, beachfront homesites started at $400,000; more recently, a beachfront homesite resold for more than $1 million.

WindMark Beach's first phase includes a pool club, several community piers and an extensive conservation area accessible by boardwalks and trails. JOE is planning for a future phase, expected to include 1,550 units on approximately 2,000 acres and 3.5 miles of beachfront.

"...We expect significant growth over the next five years for St. Joe's residential development operations."

– James F. Wilson, JMP Securities, October 22, 2003



The world slows down in Gulf County, making WindMark Beach the perfect family escape.

"I've told St. Joe that this part of Florida is holy ground for many of us. Houses are passed down for generations. Kids are raised on this beach – my children were. St. Joe is going to take care of us, I'm convinced of that." – Dennett Rainey, St. Teresa, Florida, February 2004



SummerCamp is designed to be a truly unique family vacation community, embracing the spirit of great summer camps of years gone by.

INTRODUCING SUMMERCAMP



Left: SummerCamp is the first community of its kind in Franklin County, a beautiful undiscovered part of Florida just 45 minutes south of Tallahassee.

Below: Respect for the environment and nature is one of SummerCamp's core values.



SummerCamp is JOE's first beachfront community in Franklin County. It is south of Tallahassee on St. James Island along the Gulf of Mexico. Planned as a vacation community with 499 homesites on 782 acres, SummerCamp has already drawn considerable interest throughout the southeastern United States.

Going to SummerCamp will be like stepping back into a simpler time. Set within pine forests and unique wetlands along almost four miles of quiet Gulf shoreline, it will be a community of beachfront homes, cottages set amongst the trees, swimming pools, a nature center, boardwalks, rocking chairs, canoes and bike paths. Almost two-thirds of the community will be maintained as open space and conservation land.

JOE gained land use approvals for SummerCamp in 2003. Infrastructure construction is planned for later this year, with sales expected in the second half of 2004.

A BETTER PLACE TO CALL HOME



Left: The Southern Living *2003 Idea House at SouthWood was featured on the cover of the magazine's August issue.*



Above: Victoria Park continues to attract a significant number of buyers from outside Florida.

JOE's primary residential communities across Florida performed well in 2003. A combination of low interest rates, a growing population base and a resilient Florida economy kept the state's primary housing market strong. Customers around the state and across the country are finding JOE's master-planned communities a better place to call home.

Victoria Park, located in DeLand between Orlando and Daytona Beach, performed exceptionally well, drawing 25 percent of its customer base from outside Florida. SouthWood, in Tallahassee, approached its 600th sale in 2003 and captured a 25 percent market share of new home sales in Leon County.

In Bay County, Palmetto Trace and The Hammocks almost doubled the sale of homes and homesites from 2002. Near Jacksonville, St. Johns Golf & Country Club turned in an excellent year, building momentum in the second half of the year.

"JOE has quickly established an enviable track record in Northwest Florida. We're impressed with their architectural innovation, dedication to new ideas, and ability to develop appropriately across a diverse landscape. They are also remarkably committed to preserving what's authentic and special to the region."

– Bill McDougald, Executive Director, Southern Progress Homes Group, March 2004



The Fred Couples-designed SouthWood Golf Club was named one of 2003's "Best Upscale Public Courses" by *Golf Digest.*

"St. Joe's *can-do* attitude has proven to be a unique advantage as we compete for new and expanding industry that brings greater opportunity and higher paying jobs to the citizens of Northwest Florida." – Tom Neubauer, Bay County Economic Development Alliance, December 2003


Publix

WaterColor Crossing, a retail center now open at WaterColor, is anchored by a new 28,000-square-foot Publix Super Market. Publix also opened a new store at St. Joe's SouthWood Village in Tallahassee.

DRIVING
ECONOMIC DEVELOPMENT


NEXTEL
200

Left: Nextel Partners is just one of the nationally recognized companies expanding operations in Northwest Florida.


PORT
ST. JOE
COMMERCE
PARK

Above: JOE is implementing a creative commerce park strategy to transfer value from the frontage of major highways inland, while at the same time providing local businesses room to grow. JOE has commerce parks operating or under development in six Northwest Florida counties. Land in these commerce parks is currently selling for $30,000 to $435,000 per acre.

Commercial, industrial and retail development is integral to JOE's value creation strategy. Interest in the Northwest Florida market increased significantly in 2003, with nationally recognized companies opening or expanding operations. JOE is aggressively pursuing creative strategies to attract new companies to Northwest Florida while providing "home-grown" businesses room to expand.

Nextel Partners will soon occupy a new building, developed by JOE, in Beckrich Office Park in Panama City Beach. Nextel's expansion will bring 400 new jobs to Bay County.

In 2003, The Home Depot purchased a new store site in Panama City Beach from JOE – a land sale with broad implications. As more national retail users become familiar with this part of Florida, the value of land suitable for retail use continues to move closer to comparable prices for such land in other parts of the state. JOE believes there is room for additional growth in Northwest Florida, and is working to harvest the untapped potential for additional value and velocity.

PRESERVING
FLORIDA'S SPECIAL PLACES



Left: JOE's conservation land sales program continues to add significantly to the company's bottom line. More importantly, preserving Northwest Florida's special places protects the region's quality of life.

Below: JOE is working with responsible environmental organizations to ensure the best of Northwest Florida is preserved for generations to come.

As one of Florida's largest private landowners, JOE has long recognized its responsibility to help preserve some of the state's special environmental lands for generations to come. Over the last several years, JOE has worked closely with the State of Florida, The Nature Conservancy and other responsible environmental organizations to identify high-priority preservation lands.

To date, JOE has sold more than 160,000 acres to state and private conservation interests. More than 125,000 additional acres are being considered for sale between 2004 and 2006. JOE recognizes that the company's long-term business interests are served well by ensuring the protection of Northwest Florida's special places and quality of life.



"During Audubon's long-standing relationship with St. Joe, we have been gratified by the company's response to our input as we have worked together to protect some of Northwest Florida's best natural areas. Many years from now, people will look at what we are doing today and say, 'My God, how did they do all of that?'"

– Eric Draper, State Policy Director, Audubon of Florida, March 2004



Last year, JOE helped triple the size of Bald Point State Park. Today, JOE has permanently protected many acres for each acre it has developed.

"JOE: When you thought it couldn't get any better..."

– Paul Puryear, Raymond James & Associates, Inc., October 22, 2003



RiverTown's 4,200 acres are planned for a collection of six neighborhoods, each with its own distinct identity, woven together by a primary relationship to the St. Johns River.

...AND THE BEST IS YET TO COME



Left: SummerCamp has a rich architectural style based on Franklin County's historic communities. With nearly four miles of waterfront, SummerCamp is planned for 499 units that evoke the traditions of Old Florida.

Right: Plans for a future phase of WindMark Beach include 1,550 units on approximately 2,000 acres along 3.5 miles of beach. JOE expects significant progress on WindMark Beach permitting by the end of 2004. Plans call for the restoration of the beach and establishment of an extensive beachfront trail system with several public access points.



In 2003, Bay County approved land use changes that create an opportunity to relocate the Panama City airport to West Bay, along with 4.4 million square feet of commercial space and 5,842 residential units. Additional regulatory steps remain.

At WaterSound, located between U.S. Highway 98 and the Intracoastal Waterway, JOE has entitlements approved for 478 of the proposed 1,060 units planned. The community's master plan includes golf, tennis, access to Lake Powell, plus the opportunity to purchase memberships in a beach club at WaterSound Beach and Camp Creek Golf Club. Pending the receipt of final environmental permits, sales are expected to begin in 2005.

Over the past seven years, JOE developments have created tremendous value for shareholders – and for the people who call Northwest Florida home. But even with all that's been accomplished, we believe *the best is yet to come.*

With more than 10,000 residential entitlements in hand and more than 14,000 additional units in the approval process, JOE has developed a significant pipeline of future value. A number of exciting new projects, designed to deliver value for years to come, are expected soon to begin providing multiple new revenue streams for the future. And that may be the best reason to *hold on to your fork.*

ST. JOE'S COMMON STOCK PERFORMANCE

St. Joe had approximately 42,000 beneficial shareholders as of March 10, 2004. The Company's Common Stock is quoted on the New York Stock Exchange (NYSE) Composite Transactions Tape under the symbol "JOE."

The range of high and low sales prices for the Common Stock as reported on the NYSE Composite Transactions Tape for the periods indicated is set forth below:

	2003		2002	
COMMON STOCK PRICE	**HIGH**	**LOW**	HIGH	LOW
First Quarter	**$ 30.74**	**$ 26.19**	$ 30.00	$ 27.20
Second Quarter	**31.58**	**27.04**	33.74	29.10
Third Quarter	**35.01**	**31.01**	30.85	24.35
Fourth Quarter	**38.60**	**32.05**	30.19	24.69

SUMMARY BALANCE SHEET (dollars in millions)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Assets			
Investments in real estate	**$ 886.1**	$ 806.7	$ 736.7
Cash, cash equivalents, marketable securities, and short-term investments	**58.0**	74.4	205.7
Prepaid pension asset	**91.8**	91.0	86.6
Property, plant and equipment	**36.3**	42.9	49.8
Other assets	**203.5**	154.9	261.8
Total assets	**$ 1,275.7**	$ 1,169.9	$ 1,340.6
Liabilities and Stockholders' Equity			
Debt	**$ 382.2**	$ 320.9	$ 498.0
Accounts payable, accrued liabilities	**165.8**	151.2	108.5
Deferred income taxes	**232.2**	212.0	211.9
Total liabilities	**780.2**	684.1	818.4
Minority interest	**8.2**	5.7	4.1
Total stockholders' equity	**487.3**	480.1	518.1
Total liabilities and stockholders' equity	**$ 1,275.7**	$ 1,169.9	$ 1,340.6

SUMMARY CASH FLOW (dollars in millions)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Cash and equivalents, beginning of year	**$ 73.3**	$ 40.9	$ 51.6
Net cash provided by operating activities	**126.4**	109.4	100.8
Net cash (used in) provided by investing activities	**(116.5)**	49.0	(123.4)
Net cash (used in) provided by financing activities	**(25.8)**	(126.0)	11.9
Cash and equivalents, end of year	**$ 57.4**	$ 73.3	$ 40.9

STATEMENTS OF INCOME (dollars in millions, except per share amounts)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Revenues:			
Real estate sales	$ 592.2	$ 484.0	$ 444.0
Realty revenues	62.5	58.5	56.0
Timber sales	36.6	40.7	37.0
Rental revenues	40.8	33.2	20.8
Other revenues	28.5	19.0	9.2
Total revenues	760.6	635.4	567.0
Expenses:			
Cost of real estate sales	353.2	290.8	298.7
Cost of realty revenues	36.2	33.2	32.8
Cost of timber sales	24.2	28.9	24.3
Cost of rental revenues	17.7	14.5	9.7
Cost of other revenues	27.2	23.1	9.5
Other operating expenses	91.7	84.1	74.5
Corporate expense, net	34.5	27.5	18.8
Depreciation and amortization	31.5	22.8	21.3
Impairment losses	14.4	–	0.5
Total expenses	630.6	524.9	490.1
Operating profit	130.0	110.5	76.9
Other income (expense)	(8.7)	120.6	(5.8)
Income from continuing operations before equity in (loss) income of unconsolidated affiliates, income taxes, and minority interest	121.3	231.1	71.1
Equity in (loss) income of unconsolidated affiliates*	(2.2)	11.0	24.1
Income tax expense	(42.6)	(89.6)	(35.5)
Minority interest	(0.6)	(1.3)	(0.5)
Discontinued operations	–	23.2	11.0
Net income	$ 75.9	$ 174.4	$ 70.2
Net income per diluted share	$ 0.98	$ 2.14	$ 0.83
Weighted average diluted shares outstanding	77,825,790	81,340,615	84,288,746

*Reformatted to reflect equity in (loss) income of unconsolidated affiliates separately from revenues. Previously the Company recorded equity in (loss) income of unconsolidated affiliates as a component of revenues in the community development segment ($4.1 million loss for the year 2003, $11.9 million income for the year 2002 and $23.9 million income in 2001) and commercial real estate development and services segment ($1.9 million income for the year 2003, $0.9 million loss for the year 2002 and $0.2 million income in 2001).

OPERATING REVENUES BY SEGMENT* (dollars in millions)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Community development	$ 494.9	$ 386.7	$ 239.7
Commercial real estate development and services	129.9	120.2	210.6
Land sales	99.2	84.0	76.2
Forestry	36.6	41.2	37.3
Corporate and other	–	3.3	3.2
Total revenues	$ 760.6	$ 635.4	$ 567.0

*Reformatted to reflect equity in (loss) income of unconsolidated affiliates separately from revenues. See footnote at bottom of page 33.

SEGMENT INCOME FROM CONTINUING OPERATIONS BEFORE EQUITY IN (LOSS) INCOME OF UNCONSOLIDATED AFFILIATES, INCOME TAXES AND MINORITY INTEREST* (dollars in millions)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Community development	$ 80.6	$ 60.8	$ 24.6
Commercial real estate development and services	(3.5)	2.9	4.9
Land sales	78.5	68.1	63.8
Forestry	8.1	8.0	9.1
Corporate and other	(42.4)	91.3	(31.3)
Income from continuing operations before equity in (loss) income of unconsolidated affiliates, income taxes and minority interest	$ 121.3	$ 231.1	$ 71.1

*Excludes equity in (loss) income of unconsolidated affiliates, previously reported in operating revenues. See footnote at bottom of page 33.

FORWARD-LOOKING STATEMENTS:

We have made forward-looking statements in this Annual Report. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ, possibly materially, from those in the information. Any statements in this Annual Report that are not historical facts are forward-looking statements. You can find many of these forward-looking statements by looking for words such as "intend," "anticipate," "believe," "estimate," "expect," "plan" or similar expressions. In particular, forward-looking statements include, among others, statements about the following: the size and number of commercial buildings and residential units; the expected development timetables; development approvals and the ability to obtain approvals; the number of units that can be supported upon full build-out of a development; absorption rates and expected gains on land sales; and future operating performance, cash flows, and short- and long-term revenue and earnings growth rates.

Forward-looking statements are not guarantees of performance. You are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statement.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause our actual results to differ materially from those contemplated by forward-looking statements include, among others, the following: economic conditions, particularly in Florida and key southeastern United States areas that serve as feeder markets to the Company's Northwest Florida operations; acts of war or terrorism or other geopolitical events; local conditions such as an oversupply of homes and homesites, residential or resort properties, or a reduction in the demand for real estate in the area; timing and costs associated with property developments and rentals; competition from other real estate developers; whether potential residents, tenants or investors consider our properties attractive; increases in operating costs, including increases in real estate taxes; changes in the amount or timing of federal and state income tax liabilities resulting from either a change in our application of tax laws, an adverse determination by a taxing authority or court, or legislative changes to existing laws; how well we manage our properties; changes in interest rates and the performance of the financial markets; decreases in market rental rates for our commercial and resort properties; the pace of development of public infrastructure, particularly in Northwest Florida; adverse changes in laws or regulations affecting the development of real estate; decreases in prices of wood products; potential liability under environmental laws or other laws or regulations; the availability of funding from governmental agencies and others to purchase conservation lands; fluctuations in the size and number of transactions from period to period; and adverse weather conditions.

Additional risk factors are described in our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2003.



Peter Rummell
Chairman
and Chief Executive Officer



Kevin Twomey
President
Chief Operating Officer
and Chief Financial Officer



Bob Rhodes
Executive Vice President



Britt Greene
President
St. Joe Arvida



Everitt Drew
President
St. Joe Land Company



Frank Herring
President
St. Joe Commercial



Clay Smallwood
President
St. Joe Timberland Company



Petch Gibbons
President
Advantis



Janna Connolly
Vice President
Controller



Chris Corr
Vice President
Public Affairs



Jeff Gottlieb
Vice President
Tax



Rachelle Gottlieb
Vice President
Human Resources

"JOE's management and board have clearly been focused on shareholder value."

– Sheila McGrath, Advest, Inc., October 30, 2003



Michael Lacorazza
Vice President
Marketing



Chris Marx
General Counsel
and Corporate Secretary



Liz Pierce
Vice President
Information Systems



Jerry Ray
Senior Vice President
Corporate Communications



Mike Regan
Senior Vice President
Finance and Planning



Mike Reininger
Senior Vice President
Creative Services



Steve Solomon
Vice President
Treasurer



Steve Swartz
Vice President
Investor Relations



Dave Tillis
Vice President
Regulatory Affairs



George Willson
Vice President
Conservation Lands

DIRECTORS

Peter S. Rummell
Chairman and
Chief Executive Officer
The St. Joe Company

Michael L. Ainslie
Retired President and
Chief Executive Officer
Sotheby's Holdings

Hugh M. Durden
Retired Executive Vice President
Wachovia Corporation

Delores M. Kesler
Chairman
ATS Services, Inc.
Chairman and CEO
Adium, LLC

John S. Lord
Retired President
Bank of America – Central Florida

Walter L. Revell
Chairman and
Chief Executive Officer
H.J. Ross Associates, Inc.

Frank S. Shaw, Jr.
Chairman and
Chief Executive Officer
Shaw Securities, Inc.

Winfred L. Thornton
Chairman
Alfred I. duPont Testamentary Trust

John D. Uible
Private Investor

William H. Walton III
Managing Member
Rockpoint Group, LLC

HOW TO CONTACT THE ST. JOE COMPANY BOARD OF DIRECTORS

By mail:
The St. Joe Company Board of Directors
The St. Joe Company
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

By phone:
800.571.4840 or
904.301.4272

By e-mail:
directors@joe.com

AUDIT COMMITTEE

Walter L. Revell,* Chairman
Delores M. Kesler
Frank S. Shaw, Jr.
William H. Walton III

**Designated Financial Expert*

COMPENSATION COMMITTEE

Michael L. Ainslie, Chairman
Hugh M. Durden
Delores M. Kesler
John S. Lord
John D. Uible

GOVERNANCE AND NOMINATING COMMITTEE

Hugh M. Durden, Chairman
Michael L. Ainslie
Walter L. Revell
Winfred L. Thornton
John D. Uible

FINANCE COMMITTEE

John S. Lord, Chairman
Frank S. Shaw, Jr.
Winfred L. Thornton
William H. Walton III

LISTING

New York Stock Exchange: **JOE**

PRINCIPAL EXECUTIVE OFFICE

245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

INTERNET

www.joe.com

NUMBER OF FULL-TIME EMPLOYEES

As of December 31, 2003: 1,478

10-K REPORT

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to:

The St. Joe Company
Investor Relations
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, N. A.
Shareholder Services Group
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC 28288-1153
800.829.8432

INDEPENDENT AUDITORS

KPMG LLP
One Independent Drive, Suite 2700
Jacksonville, Florida 32202

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, May 18, 2004 at 10 a.m. in the RiverTerrace Room of 245 Riverside Avenue, Jacksonville, Florida.
Phone: 904.301.4200

MEDIA RELATIONS CONTACT

Jerry M. Ray
Senior Vice President
Corporate Communications
Phone: 904.301.4430
E-mail: jray@joe.com

INVESTOR RELATIONS CONTACT

Stephen A. Swartz
Vice President
Investor Relations
Phone: 904.301.4347
Toll-free: 866.NYSE.JOE
E-mail: sswartz@joe.com

"JOE keeps on delivering. I keep saying 'Show me' – and they keep on showing me."

– Michael Winer, Third Avenue Management LLC, February 2004


ST JOE

245 Riverside Avenue • Suite 500 • Jacksonville, FL 32202 • 904.301.4200 • Web site: www.joe.com • e-mail: info@joe.com